Exhibit 99.1

Bitauto Announces Changes to Board of Directors

BEIJING, May. 4, 2016 /PRNewswire/ — Bitauto Holdings Limited (“Bitauto” or the “Company”) (NYSE: BITA), a leading provider of internet content and marketing services for China’s fast-growing automotive industry, today announced the appointment of Mr. Joseph Luppino as a director to its board of directors (“the board”), effective May 4, 2016.

Mr. Joseph Luppino is currently senior vice president and chief operating officer of Cox Automotive International, overseeing day-to-day operations in markets outside of Canada and North America. In addition, Mr. Luppino is responsible for managing and developing existing and potential new strategic partnerships in emerging markets including Brazil, India and China. Cox Automotive, the parent company of Cox Automotive International, is also the parent company of AutoTrader Group (ATG Group), which is a major shareholder of Bitauto. Prior to Mr. Luppino’s current role, he was responsible for Cox Automotive’s global corporate development, legal, real estate and construction functions, compliance and employment practices, government affairs as well as Go Auto and Go Financial partnership relationships. Mr. Luppino’s previous positions include senior vice president and chief financial officer for Manheim, vice president and chief information officer of Manheim, vice president and chief operating officer of Manheim Interactive, and executive director of marketing operations for Cox Enterprises. Mr. Luppino holds a bachelor of science degree in accounting from St. Peter’s College.

In addition, the Company also announced that Mr. Dallas Clement resigned as director of the Company, effective May 4, 2016, as he takes on a new role as chief financial officer of Cox Enterprises, the parent company of Cox Automotive.

William Bin Li, chairman and chief executive officer of Bitauto, commented, “We are pleased to welcome Mr. Joseph Luppino as our director. Mr. Luppino brings extensive experience in the automobile industry and we look forward to working with him. We would also like to express our sincere gratitude to Mr. Dallas Clement for his significant and invaluable contributions over the past three years as our director.”

About Bitauto Holdings Limited

Bitauto Holdings Limited (NYSE: BITA) is a leading provider of internet content and marketing services for China’s fast-growing automotive industry. Bitauto manages its businesses in three segments: its advertising and subscription business, transaction services business and digital marketing solutions business.

Bitauto’s advertising and subscription business offers advertising and digital marketing solutions to automakers and automobile customers in China. Bitauto provides a variety of advertising services mainly to automakers through its bitauto.com and taoche.com websites, which provide consumers with up-to-date new and used automobile pricing and promotional information, specifications, reviews and consumer feedback. Bitauto also offers subscription services via its EP platform which provides web-based and mobile-based integrated digital marketing solutions to automobile customers in China. The platform enables dealer subscribers to create their own online showrooms, list pricing and promotional information, provide dealer contact information, place advertisements and manage customer relationships to help them reach a broad set of purchase-minded customers and effectively market their automobiles to consumers online. In 2014, Bitauto began providing automobile customers with transaction services on its EP platform, including automobile transaction, CRM and online automotive financial platform services, which are intended to optimize the automobile purchase experience and facilitate completion of transactions. Bitauto’s digital marketing solutions business provides automakers with one-stop digital marketing solutions, including website creation and maintenance, online public relations, online marketing campaigns and advertising agent services.

For more information, please visit http://ir.bitauto.com.

For investor and media inquiries, please contact:

Beijing

IR Department

Bitauto Holdings Limited

+86 (10) 6849-2145

ir@bitauto.com